As filed with the Securities and Exchange Commission on February 5, 2007

                                            Securities Act File No. 333-133929

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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM N-14
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                        Pre-Effective Amendment No. |_|
                      Post-Effective Amendment No. 1 |X|
                       (Check appropriate box or boxes)

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                    BLACKROCK GLOBAL ALLOCATION FUND, INC.
              (Exact Name of Registrant as Specified in Charter)

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                            800 Scudders Mill Road,
                         Plainsboro, New Jersey 08536
                   (Address of Principal Executive Offices)
                       Telephone Number: (609) 282-2800
                       (Area Code and Telephone Number)

                              ------------------

                              Robert C. Doll, Jr.
                    BlackRock Global Allocation Fund, Inc.
             800 Scudders Mill Road, Plainsboro, New Jersey 08536
       Mailing Address: P.O. Box 9011, Princeton, New Jersey 08543-9011
                    (Name and Address of Agent for Service)

                              ------------------

                                  Copies to:


      Joel H. Goldberg, Esq.                        Frank P. Bruno, Esq.
   Willkie Farr & Gallagher LLP                      Sidley Austin LLP
        787 Seventh Avenue                           787 Seventh Avenue
  New York, New York 10019-6099                New York, New York 10019-6018


No filing fee is required because of reliance on Section 24(f) and Rule 24f-2 under the Investment Company Act of 1940.

      This Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (File No. 333-133929) (the "N-14 Registration Statement") consists of the following:

      (1)   Facing Sheet of this Registration Statement

      (2)   Part C of this Registration Statement (including signature page).

      Parts A and B to the N-14 Registration Statement are unchanged from the Proxy Statement and Prospectus filed on June 15, 2006 contained in Pre-Effective Amendment No. 1 to the Fund's N-14 Registration Statement.

      This Post-Effective Amendment No. 1 to the N-14 Registration Statement is being filed solely to file a tax opinion of Sidley Austin LLP, counsel for the Registrant, as Exhibit 12 to the N-14 Registration Statement. The tax opinion relates to the reorganization of Merrill Lynch Strategy Long-Term Growth Fund and Merrill Lynch Strategy Growth & Income Fund, both series of Merrill Lynch Strategy Series Fund, Inc., into BlackRock Global Allocation Fund, Inc. (formerly known as Merrill Lynch Global Allocation Fund, Inc.).

                                    PART C

                               OTHER INFORMATION

Item 15. Indemnification

            Reference is made to Article VI of the Registrant's Articles of Incorporation, Article VI of the Registrant's Amended and Restated By-Laws,
Section 2-418 of the Maryland General Corporation Law and Section 9 of the Distribution Agreement.

      Article VI of the Amended and Restated By-Laws provides that each officer and director of the Registrant shall be indemnified by the Registrant to the full extent permitted under the General Laws of the State of Maryland, except that such indemnity shall not protect any such person against any liability to the Registrant or any stockholder thereof to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Absent a court determination that an officer or director seeking indemnification was not liable on the merits or guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, the decision by the Registrant to indemnify such person must be based upon the reasonable determination of independent counsel or non-party independent directors, after review of the facts, that such officer or director is not guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

      The Registrant may purchase insurance on behalf of an officer or director protecting such person to the full extent permitted under the General Laws of the State of Maryland from liability arising from his activities as officer or director of the Registrant. The Registrant, however, may not purchase insurance on behalf of any officer or director of the Registrant that protects or purports to protect such person from liability to the Registrant or to its stockholders to which such officer or director would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

      Insofar as the conditional advancing of indemnification moneys for actions based upon the Investment Company Act of 1940, as amended, (the "Investment Company Act") may be concerned, such payments will be made only on the following conditions: (i) the advances must be limited to amounts used, or to be used, for the preparation or presentation of a defense to the action, including costs connected with the preparation of a settlement; (ii) advances may be made only upon receipt of a written promise by, or on behalf of, the recipient to repay that amount of the advance which exceeds the amount which it is ultimately determined he or she is entitled to receive from the Registrant by reason of indemnification; and (iii)(a) such promise must be secured by a surety bond, other suitable insurance or an equivalent form of security which assures that any repayments may be obtained by the Registrant without delay or litigation, which bond, insurance or other form of security must be provided by the recipient of the advance, or (b) a majority of a quorum of the Registrant's disinterested, non-party Directors, or an independent legal counsel in a written opinion, shall determine, based upon a review of readily available facts, that the recipient of the advance ultimately will be found entitled to indemnification.

      In Section 9 of each Distribution Agreement relating to the securities being offered hereby, the Registrant agrees to indemnify FAM Distributors, Inc. or BlackRock Distributors, Inc., as applicable, and each person, if any, who controls FAM Distributors, Inc. or BlackRock Distributors, Inc. within the meaning of the Securities Act, against certain types of civil liabilities arising in connection with the Registration Statement, the Prospectus or the Statement of Additional Information.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person or the principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits.

Ex. Number             Description
----------             ------------------------------------------------------------------------------------------------------------
     1(a)       --     Articles of Incorporation of the Registrant, dated June 7, 1988.(a)
      (b)       --     Articles of Amendment to the Articles of Incorporation of the Registrant, dated November 28, 1988.(a)
      (c)       --     Articles Supplementary to the Articles of Incorporation of the Registrant, dated December 7, 1992.(a)
      (d)       --     Articles Supplementary to the Articles of Incorporation of the Registrant, dated July 13, 1993.(d)
      (e)       --     Articles Supplementary to the Articles of Incorporation of the Registrant, dated December 16, 1993.(d)
      (f)       --     Articles of Amendment to the Articles of Incorporation of the Registrant, dated October 17, 1994.(b)
      (g)       --     Articles Supplementary to the Articles of Incorporation of the Registrant, dated October 17, 1994.(b)
      (h)       --     Articles of Transfer from Merrill Lynch Balanced Fund for Investment and Retirement, Inc. to the
                       Registrant, dated March 1, 1996.(p)
      (i)       --     Articles Supplementary to the Articles of Incorporation of the Registrant, dated September 9, 1996.(d)
      (j)       --     Articles Supplementary to the Articles of Incorporation of the Registrant, dated November 6, 1996
                       (including Certificate of Correction dated February 19, 1997 filed with respect thereto).(d)
      (k)       --     Articles Supplementary to the Articles of Incorporation of the Registrant, dated November 12, 1997.(g)
      (l)       --     Articles of Transfer from The Asset Program, Inc. to the Registrant, dated July 19, 2000.(p)
      (m)       --     Articles of Transfer from Merrill Lynch Asset Growth Fund, Inc. to the Registrant, dated July 19, 2000.(p)
      (n)       --     Articles of Transfer from Merrill Lynch Asset Income Fund, Inc. to the Registrant, dated July 19, 2000.(p)
      (o)       --     Articles of Amendment to the Articles of Incorporation of the Registrant, dated September 25, 2000.(p)
      (p)       --     Articles Supplementary Increasing the Authorized Capital Stock of the Registrant and Creating an
                       Additional Class of Common Stock, dated December 9, 2002.(o)
      (q)       --     Articles of Amendment to the Articles of Incorporation, dated April 14, 2003.(r)
      (r)       --     Articles Supplementary Classifying Shares of Authorized Capital Stock, dated December 30, 2004.(s)
      (s)       --     Form of Articles of Amendment Reclassifying Shares of Authorized Stock.(i)
      (t)       --     Form of Articles of Amendment changing the name of the Registrant to BlackRock Global Allocation
                       Fund, Inc.(i)
      2         --     Amended and Restated By-Laws of the Registrant.(r)
      3         --     None
      4         --     Form of Agreement and Plan of Reorganization by and between Merrill Lynch Global Allocation Fund,
                       Inc. and Merrill Lynch Strategy Series, Inc.(w)
      5         --     Portions of the Articles of Incorporation, as amended and supplemented, and the Amended and Restated
                       By-Laws of the Registrant defining rights of Shareholders.(e)
     6(a)       --     Form of Management Agreement between the Registrant and BlackRock Advisors, LLC (the "Manager").(i)
      (b)       --     Form of Sub-Investment Advisory Agreement between the Manager and BlackRock Investment Management, LLC.(i)
      (c)       --     Form of Sub-Investment Advisory Agreement between the Manager and BlackRock Asset Management U.K. Limited.(i)
     7(a)       --     Form of Unified Distribution Agreement between the Registrant and FAM Distributors, Inc.(j)
      (b)       --     Form of Unified Distribution Agreement between the Registrant and BlackRock Distributors, Inc.(f)
     8          --     None
     9          --     Form of Custodian Agreement between the Registrant and Brown Brothers Harriman & Co.(k)
    10(a)       --     Form of Investor A Distribution Plan.(j)
      (b)       --     Form of Investor B Distribution Plan.(j)
      (c)       --     Form of Investor C Distribution Plan.(j)
      (d)       --     Form of Class R Distribution Plan.(j)
      (e)       --     Select Pricing System Plan pursuant to Rule 18f-3.(f)



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


    11          --     Opinion and consent of Sidley Austin LLP, counsel for the Registrant.(w)
    12          --     Tax opinion and consent of Sidley Austin LLP, tax counsel for the Registrant and Merrill Lynch
                       Strategy Series, Inc.
    13(a)       --     Form of Unified Transfer Agency, Dividend Disbursing Agency and Shareholder Servicing Agency
                       Agreement between the Registrant and PFPC, Inc.(j)
      (b)       --     Form of License Agreement relating to the use of name between the Registrant and Merrill Lynch,
                       Pierce, Fenner & Smith Incorporated.(c)
      (c)       --     Form of Credit Agreement among the Registrant, a syndicate of banks and certain other parties.(h)
      (d)       --     Form of Administrative Services Agreement between the Registrant and State Street Bank and Trust
                       Company.(m)
      (e)       --     Securities Lending Agency Agreement between the Registrant and QA Advisors LLC (now MLIM LLC) dated
                       August 10, 2001.(l)
    14          --     Consent of Deloitte & Touche LLP, independent registered public accounting firm for the Registrant and for Merrill Lynch Strategy Series, Inc.(w)
    15          --     None.
    16          --     Power of Attorney. (included on signature page of initial filing of Registration Statement on
                       Form N-14 (File No. 333-133929, filed on May 9, 2006)).
    17(a)       --     Prospectus and Statement of Additional Information of the Merrill Lynch Global Allocation Fund, Inc.,
                       each dated February 27, 2006.(t)
      (b)       --     Prospectus and Statement of Additional Information of the Merrill Lynch Strategy Growth & Income Fund
                       and the Merrill Lynch Strategy Long-Term Growth Fund, each dated April 27, 2006.(u)
      (c)       --     Annual Report to Shareholders of the Merrill Lynch Global Allocation Fund, Inc. for the year ended
                       October 31, 2005.(v)
      (d)       --     Annual Report to Shareholders of the Merrill Lynch Strategy Growth & Income Fund and the Merrill Lynch
                       Strategy Long-Term Growth Fund for the year ended December 31, 2005.(n)
      (e)       --     Form of Proxy Card for shareholders of Merrill Lynch Strategy Growth and Income Fund.(w)
      (f)       --     Form of Proxy Card for shareholders of Merrill Lynch Strategy Long-Term Growth Fund.(w)
      (g)       --     Code of Ethics.(q)

----------------

(a)   Filed on February 24, 1994, as an Exhibit to Post-Effective Amendment No. 7 to the Registrant's Registration Statement on Form
      N-1A under the Securities Act of 1933, as amended (the "Securities Act") (File No. 33-22462) (the "Registration Statement").
(b)   Filed on February 27, 1995, as an Exhibit to Post-Effective Amendment No. 9 to the Registration Statement.
(c)   Filed on February 27, 1996 as an Exhibit to Post-Effective Amendment No. 10 to the Registration Statement.
(d)   Filed on February 25, 1997, as an Exhibit to Post-Effective Amendment No. 11 to the Registration Statement.
(e)   Reference is made to Article III (Sections 3 and 4), Article V, Article VI (Sections 2, 3, 5 and 6), Article VII, Article VIII
      and Article X of the Registrant's Articles of Incorporation as amended and supplemented, filed as Exhibits to this
      Registration Statement, and Article II, Article III (Sections 1, 3, 5, 6 and 17), Article IV (Section I), Article V (Section
      7), Article VI, Article VII, Article XIII, and Article XIV of the Registrant's By-Laws filed as Exhibit 2 to the Registration
      Statement.
(f)   Incorporated by reference to an Exhibit to Post-Effective Amendment No. 38 to the Registration Statement on Form N-1A of
      Merrill Lynch Bond Fund, Inc. (File No. 2-62329), filed on July 21, 2006.
(g)   Filed on February 12, 1998, as an Exhibit to Post-Effective Amendment No. 12 to the Registration Statement.
(h)   Incorporated by reference to Exhibit 8(b)(7) to Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A of
      BlackRock Fundamental Growth Fund, Inc. (File No. 33-47875), filed on December 21, 2006.
(i)   Incorporated by reference to an Exhibit to Post-Effective Amendment No. 24 to the Fund's Registration Statement on Form N-1A
      (File No. 033-22462), filed on September 27, 2006.
(j)   Incorporated by reference to an Exhibit to Post-Effective Amendment No. 39 to the Registration Statement on Form N-1A of
      Merrill Lynch Bond Fund, Inc. (File No. 2-62329), filed on September 15, 2006.
(k)   Incorporated by reference to Exhibit 7 to Post-Effective Amendment No. 2 to the Registration Statement on Form N-1A of Master
      Large Cap Series Trust (File No. 811-09739), filed on January 30, 2002.
(l)   Incorporated by reference to Exhibit 8(f) to Post-Effective Amendment No. 5 to the Registration Statement on Form N-1A of
      Merrill Lynch Global Technology Fund, Inc. (File No. 333-48929), filed on July 24, 2002.
(m)   Incorporated by reference to Exhibit 8(d) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A of
      Merrill Lynch Focus Twenty Fund, Inc. (File No. 333-89775), filed on March 20, 2001.
(n)   Previously filed on Form N-CSR (File No. 811-09617) on March 3, 2006 and incorporated by reference.
(o)   Filed on December 27, 2002 as an Exhibit to Post-Effective Amendment No. 18 to the Registration Statement.
(p)   Filed on February 20, 2003, as an Exhibit to Post-Effective Amendment No. 19 to the Registration Statement.
(q)   Incorporated by reference to Exhibit 15 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A of Merrill
      Lynch Inflation Protected Fund (File No. 333-110936), filed on January 22, 2004.
(r)   Incorporated by reference to Exhibits 1(q) and 2 to the Registrant's Registration Statement on Form N-14 (File No.
      333-112455), filed on February 3, 2004.
(s)   Filed on February 14, 2005, as an Exhibit to Post-Effective Amendment No. 21 t the Registration Statement.



                                                                C-3

(t)   Incorporated by reference to Post Effective Amendment No. 23 to the Registrant's Registration Statement on Form N-1A (File No.
      033-22462), filed on February 27, 2006.
(u)   Incorporated by reference to Post Effective Amendment No. 8 to the Registrant's Registration Statement on Form N-1A (File No.
      333-88849), filed on April 27, 2006.
(v)   Previously filed on Form N-CSR (File No. 811-05576) on December 30, 2005 and incorporated by reference.
(w)   Previously filed on June 15, 2006 as an Exhibit to the Fund's Registration Statement on Form N-14 (File No. 333-133929).

Item 17. Undertakings.

      (1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

      (2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

      (3) The undersigned registrant agrees to file, by post-effective amendment, an opinion of counsel supporting the tax consequences of the Reorganization within a reasonably prompt time after receipt of such opinion.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Plainsboro, and State of New Jersey, on the 5th day of February, 2007.


                                        BLACKROCK GLOBAL ALLOCATION FUND, INC.
                                          (Registrant)

                                        By:
                                                      /S/  DONALD C. BURKE
                                             -----------------------------------
                                             Donald C. Burke, Vice President and
                                                           Treasurer

      As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the dates indicated.


                       Signature                                                     Title
-------------------------------------------------------------------------------------------------------------------
                  *ROBERT C. DOLL, JR.                        President (Principal Executive Officer) and Director
--------------------------------------------------------
                 (Robert C. Doll, Jr.)


                    *DONALD C. BURKE                           Vice President and Treasurer (Principal Financial
--------------------------------------------------------                             Officer)
                   (Donald C. Burke)


                   *RONALD W. FORBES                                   Director and Chairman of the Board
--------------------------------------------------------
                   (Ronald W. Forbes)


                 *CYNTHIA A. MONTGOMERY                                             Director
--------------------------------------------------------
                (Cynthia A. Montgomery)


                    *JEAN MARGO REID                                                Director
--------------------------------------------------------
                   (Jean Margo Reid)


                  *ROSCOE S. SUDDARTH                                               Director
--------------------------------------------------------
                  (Roscoe S. Suddarth)


                    *RICHARD R. WEST                                                Director
--------------------------------------------------------
                   (Richard R. West)


                   *EDWARD D. ZINBARG                                               Director
--------------------------------------------------------
                  (Edward D. Zinbarg)




*By:             /S/  DONALD C. BURKE                   February 5, 2007
     ---------------------------------------------
                   (Donald C. Burke,
                   Attorney-in-Fact)


                                                               C-5

                                 EXHIBIT INDEX
Exhibit
Number           Description
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    12        -- Tax opinion and consent of Sidley Austin LLP, tax counsel for the Registrant and Merrill Lynch Strategy Series, Inc.


                                     C-6